Exhibit 99.3

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
IM Cannabis Corp. (the “Issuer”).	IMCC

Date: January 16, 2023

Is this an updating or amending Notice:     ☒ Yes    ☐ No

If yes provide date(s) of prior Notices:  January 13, 2023

Issued and Outstanding Securities of Issuer Prior to Issuance:  7,569,526  common shares (“Common Shares”).

Pricing

Date of news release announcing proposed issuance:  January 13, 2023 or

Date of confidential request for price protection: N/A.

Closing Market Price on Day Preceding the news release: US$1.30.1  or

Day preceding request for price protection: N/A.

Closing

Number of securities to be issued: The Issuer completed an initial tranche (the “LIFE First Tranche”) of a non-brokered private placement of units of the Issuer (“Units”) for aggregate gross proceeds of US$500,000. Pursuant to the LIFE First Tranche, the Issuer issued 400,000 Units. Each Unit consists of one Common Share and one Common Share purchase warrant (each a “Warrant”). Each Warrant entitles the holder to purchase one additional Common Share at a price of US$1.50 for a period of 36 months following the date of issuance.

The Issuer also closed a concurrent non-brokered private placement of 1,159,999 Units  on the same terms and at the same price as the LIFE First Tranche for additional aggregate gross proceeds of US$1,449,999 (the “Concurrent Offering”).

Issued and outstanding securities following issuance: 9,129,525 Common Shares.

1 The closing price of the Issuer’s common shares on the Nasdaq Capital Market on January 13, 2023 was US$1.30.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.
An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.
Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions.  In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 1.          Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value ($) raised in the jurisdiction
Israel	2	US$1.25	US$1,449,999
Nova Scotia, Canada	1	US$1.25	US$500,000
Total number of purchasers:	3
Total dollar value of distribution in all jurisdictions:			US$1,949,999

Table 1B – Related Persons

Full Name & Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security ($)	Conversion Price (if Applicable) ($)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relationship to Issuer (2)
Oren Shuster Glil-Yam, Israel	856,704 Units	US$1.25	Each Warrant underlying a Unit is exercisable for one Common Share at a price of US$1.50 per Common Share	BC Rule 72-503	1,016,013 Common Shares and securities convertible into an additional 131,250 Common Shares	January 16, 2023	Chief Executive Officer and Director 10% holder of Common Shares
Rafael Gabay Tel Aviv, Israel	303,295 Units	US$1.25	Each Warrant underlying a Unit is exercisable for one Common Share at a price of US$1.50 per Common Share	BC Rule 72-503	870,421 Common Shares	January 16, 2023	10% holder of Common Shares

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

1.	Total amount of funds to be raised: Aggregate gross proceeds of US$1,949,999 were raised in connection with the LIFE First Tranche and the Concurrent Offering.

2.
Provide full details of the use of the proceeds.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

The Issuer intends to use the proceeds from the LIFE First Tranche and the Concurrent Offering for general working capital purposes.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities. N/A.

5.	Description of securities to be issued:

(a)	Class Common Shares.

(b)	Number 1,559,999 Common Shares following the completion of the LIFE First Tranche and the Concurrent Offering.

(c)	Price per security US$1.25.

(d)	Voting rights Each common share is entitled to one vote.

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number 1,559,999 Warrants following the completion of LIFE Frist Tranche and the Concurrent Offering.

(b)
Number of securities eligible to be purchased on exercise of warrants (or options) 1,559,999 Common Shares upon exercise of the Warrants issued in connection with the LIFE First Tranche and the Concurrent Offering.

(c)	Exercise price US$1.50.

(d)	Expiry date 36 months following the date of issuance.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(b)	Maturity date N/A.

(c)	Interest rate N/A.

(d)	Conversion terms N/A.

(e)	Default provisions N/A.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)
Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.
State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship N/A.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

N/A.

11.	State whether the private placement will result in a change of control.

N/A.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. N/A.

13.
Each purchaser has been advised of the applicable securities legislation restricted or seasoning period.  All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

Confirmed.

Given that the LIFE First Tranche was made pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, the securities issued pursuant to the LIFE First Tranche will not be subject to a hold period in accordance with applicable Canadian securities laws.

The securities issued pursuant to the Concurrent Offering will be subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities legislation.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 2.          Acquisition

1.
Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable).  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:  N/A.

2.
Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: N/A.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments: N/A.

(a)	Total aggregate consideration in Canadian dollars:_________________________.

(b)	Cash: _____________________________________________________________.

(c)	Securities (including options, warrants etc.) and dollar value: _________________.

(d)	Other:_____________________________________________________________.

(e)	Expiry date of options, warrants, etc. if any:_______________________________.

(f)	Exercise price of options, warrants, etc. if any:_____________________________ .

(g)	Work commitments:__________________________________________________.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

N/A.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows: N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)

(1)	Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A.

8.
Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A.

(a)
Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): ________________________________________________________________.

(b)	Cash________________________________________________________________.

(c)	Securities_____________________________________________________________.	.

(d)	Other________________________________________________________________.	.

(e)	Expiry date of any options, warrants etc.____________________________________.

(f)	Exercise price of any options, warrants etc. __________________________________.	.

9.
State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1.
The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated January 16, 2023.

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•
To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018